Exhibit 99.1

NOTE

This document is intended to provide general answers to some common questions that Forward Pharma A/S (“Forward” or the “Company”) shareholders may have in connection with Forward’s planned capital reduction and distribution of EUR 19.45 per share. It is not intended to provide legal or tax advice or specific answers relating to questions pertaining to such matters. For such questions, you are advised to consult your own tax and/or financial advisor within your given jurisdiction. Further, this document may contain forward-looking statements. Readers are cautioned to read and consider the information set forth below under the caption, “Cautionary Note Regarding Forward-Looking Statements.”

(Updated as of 23 August 2017)

GENERAL

What is the rationale for the capital reduction and associated cash distribution?

The planned capital reduction and associated cash distribution is based on a careful evaluation of the most appropriate capital allocation strategy after receipt of the non-refundable USD 1.25 billion cash fee from Biogen Inc. (“Biogen”). The capital reduction and associated cash distribution align the amount of working capital with Forward’s expected adjusted business activities following the settlement and license agreement with Biogen.

What is the process for the capital reduction and associated cash distribution?

The capital reduction and associated cash distribution is planned to take place in two steps: the first step is a share split and the second step will be a decrease in share capital by partial annulment of shares.

The first step, which became effective on August 2, 2017, was to effect a forward share split of Forward's ordinary shares on a 1:10 ratio. Each ordinary share became 10 ordinary shares and the nominal value of each share changed from DKK 0.1 to DKK 0.01. The share split was effected to ensure that there will be no partial shares after the share annulment, which is planned to be completed in step two.

The second step is to effect a decrease in share capital by partial annulment of shares. The capital reduction is subject to a four-week waiting period (counting from the publication with the Danish Business Authority of the general meeting’s resolution) to safeguard the interest of creditors and to the Board of Directors’ subsequent resolution to carry out the capital reduction. Subject to completion of the capital reduction, the share capital of the Company will be decreased by DKK 3,774,719.92. In connection with this decrease, 80 percent of the ordinary shares will be annulled. All shareholders will have shares annulled pro rata to their ownership of shares in the Company. All shareholders will receive a payment of EUR 2.43125 per share of nominally DKK 0.01, which is annulled, corresponding to EUR 19.45 per pre-split share (nominal value of DKK 0.1).

Version 2 – dated 23 August 2017	1

An illustrative example: On August 1, 2017, a shareholder held 100 ordinary shares nominal value DKK 0.1 each. After the forward share split was effected on August 2, 2017, the shareholder now holds 1,000 shares nominal value DKK 0.01 each. In connection with the share capital reduction, the shareholder will have 80 percent of his shares annulled, and receive EUR 19.45 per share he held prior to the split. The capital decrease is carried out at a rate corresponding to a payment of EUR 2.43125 per share nominal value DKK 0.01 that are annulled. At the end of the capital reduction process, the shareholder will have 200 shares nominal value DKK 0.01 and will have received EUR 1,945.

How does the cash distribution process differ for Forward’s American Depository Shares (“ADS”)?

In connection with the forward share split, Forward has changed the ratio of American Depository Receipts. Before the split, the ratio was 1 American Depository Receipt (“ADR”) to 1 ordinary share, whereas after the split, the ratio is now 1 ADR to 10 ordinary shares. Accordingly, the value of each ADS is not expected to change as a result of the share split (i.e., 10 ordinary shares post-forward split will represent the same pro rata ownership in Forward as 1 ordinary share pre-forward split).

Through Bank of New York Mellon (“BNY Mellon”), the depository for Forward’s ADR facility, ADS holders will receive a payment of the U.S. dollar equivalent of EUR 19.45 (net of the fee of the depository and tax withholding, if any) per ADS. After the share capital reduction and annulments, the ratio of ordinary shares to ADSs will again be changed to 2:1 to reflect the cancellation of the annulled ordinary shares. Accordingly, after the split 1 ADS will represent 2 ordinary shares. The value of each ADS is expected to change as a result of the share capital reduction.

Am I eligible to receive the cash distribution?

If you are a holder of ordinary shares immediately prior to the payment date for the cash distribution to ordinary shareholders (the “Payment Date”) on 01 September 2017, then you will be eligible to receive the cash distribution.

If you are a registered or beneficial holder of ADSs, the record date for the distribution to ADS holders will be 07 September 2017, although to be entitled to the distribution, you must hold the ADSs through the payment date for the cash distribution to ADS holders (the “ADS Payment Date”). The ADS Payment Date will follow shortly after the Payment Date and is expected to be 11 September 2017. The payment will be made by BNY Mellon in U.S. Dollars, with the currency exchange rate to be based on prevailing market rates at the time of conversion on or about September 1, 2017.

Version 2 – dated 23 August 2017	2

As a shareholder or ADS holder, what do I need to do in order to receive the distribution?

If you are a holder of ordinary shares in the Company, the Company will in due course send you a request for all information needed in order for you to receive the distribution, provided that you are listed as a shareholder in the Company’s share register or you have given notice to the Company about your ownership of ordinary shares in the Company, including appropriate documentation of such ownership.

If you are an ADS holder, you do not need to take any action. If you are a registered holder of ADSs, BNY Mellon will mail you a check for the cash distribution. If you hold ADSs in an account with a broker or other securities intermediary, your account will be credited with the cash distribution.

When will I receive the cash distribution?

As mentioned above, under Danish law there is a 4-week waiting period (known as the pro clama period) to allow for any creditors to come forward with claims against the Company. Once the pro clama period has passed, which will occur on 31 August 2017, the Board of Directors of the Company will meet again and finally approve the capital reduction (provided that the Board of Directors conclude that it is prudent to finally approve the capital reduction). The cash will be distributed in exchange for annulled shares (including annulled shares deposited with BNY Mellon).

When will the distribution be paid?

The Payment Date for the EUR 19.45 per share (pre-split) distribution to holders of ordinary shares is expected to be on 01 September 2017.

The ADS Payment Date, on which ADS holders will receive their payment of the U.S. dollar equivalent of the EUR 19.45 per share (pre-split) distribution from BNY Mellon is expected to be 11 September 2017. Registered ADS holders will be paid on the ADS Payment Date. ADS holders who hold their shares in brokerage accounts will receive their payment by the end of the Due-Bill settlement period, which is expected to be three days after the ADS payment date.

How will I receive the cash distribution?

If you are a shareholder, the Company will pay the cash consideration via bank transfer upon annulment of 80 percent of your shares and receipt of all information requested from you (as described above).

If you are a beneficial holder of ADSs, your bank or broker will handle the distribution of your cash consideration and you should contact your bank or broker directly for additional information.

If you are a record holder of ADSs, BNY Mellon will manage the distribution.

What will happen to the ordinary shares that are exchanged for cash?

Ordinary shares will be annulled and you will lose any rights associated with those shares. As described above, after the annulment of shares, the ratio of ordinary shares to ADSs will be adjusted from 1 ADR to 10 ordinary shares to 1 ADR to 2 ordinary shares to reflect the 8 ordinary shares that are annulled. However, because of the changes in the ordinary share to ADS ratio, there will be no changes in the number of outstanding ADSs as a result of the forward share split or the subsequent cancellation of a portion of the share capital. Following the capital reduction and associated cash distribution, there will be 94,367,998 outstanding ordinary shares in Forward (nominal value of DKK 0.01 each). Accordingly, 2 ordinary shares post-annulment will represent the same pro rata ownership in Forward as 1 ordinary share pre-forward split and 10 ordinary shares post-forward split, pre-annulment.

Version 2 – dated 23 August 2017	3

TAX IMPLICATIONS

What are the tax ramifications of the planned capital reduction for ordinary shareholders and ADS holders?

Forward has received a ruling from the Danish Tax Authorities covering holders of ordinary shares and holders of Forward’s American Depositary Shares. Based on the ruling, the Company will not be withholding any part of the proceeds from the Capital Reduction for Danish tax. The Company advises shareholders and holders of ADSs to consult their own tax advisors regarding the tax ramifications of the currently planned distribution from the Company.

ADDITIONAL INFORMATION:

About Forward Pharma:
Forward Pharma A/S is a Danish biopharmaceutical company that commenced development in 2005 of FP187, a proprietary formulation of DMF for the treatment of inflammatory and neurological indications. The Company owns a significant intellectual property (IP) portfolio related to DMF formulations. The Company granted to Biogen an irrevocable license to all of its IP through the recent settlement and license agreement with Biogen and received from Biogen a non-refundable cash fee of USD 1.25 billion in February 2017. The Company has the opportunity to receive royalties from Biogen on sales of Tecfidera® or other DMF products for MS, dependent on, among other things, successfully appealing the U.S. interference and a favorable outcome in Europe with respect to the EP2801355 opposition proceeding.

The principal executive offices are located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark. The ADSs are publicly traded on NASDAQ Stock Market (FWP). For more information about the Company, please visit our web site at http://www.forward-pharma.com.

Forward Pharma A/S Investor Relations Contact:

Forward Pharma A/S
Dr. Claus Bo Svendsen, Chief Executive Officer
Investor Relations
investors@forward-pharma.com

The Trout Group
John Graziano
jgraziano@troutgroup.com
+1 (646) 378 2942

Version 2 – dated 23 August 2017	4

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this document may constitute “forward-looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which contain language such as “believe”, “expect”, “anticipate”, “estimate”, “would”, “may”, “plan” and “potential”. Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following: the timing and tax consequences of our planned distribution to shareholders; the benefits of the mechanism of the planned distribution relative to other potential mechanisms for a return of capital; the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the settlement and license agreement entered into with subsidiaries of Biogen Inc. and certain other parties thereto; our ability to obtain, maintain, enforce and defend issued patents with royalty-bearing claims; our ability to prevail in the interference proceeding after all appeals and obtain issuance of the ’871 application; our ability to prevail in or obtain a favorable decision in the ‘355 European opposition proceedings, after all appeals; the expected timing for key activities and an ultimate ruling in such legal proceedings; the issuance and term of our patents; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties; and our ability to generate revenue from product sales in the U.S. directly or through an assignee of our U.S. co-exclusive license rights in the event Biogen does not obtain an exclusive license from us in the U.S. Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2016. We are providing this information as of the date of this release and do not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

Version 2 – dated 23 August 2017	5